UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate change - NED changes dated 13 November 2026

Directorate Change: Non-executive Director changes

Rentokil Initial plc (FTSE: RTO, NYSE: RTO, the ‘Company’) today announces the appointment of Duncan Palmer as a Non-executive Director, with immediate effect.

Duncan is a former Chief Financial Officer and current non-executive director, with significant international experience across major companies. He most recently served as Chief Financial Officer of Cushman & Wakefield (NYSE: CWK), the global real estate commercial services company, where he was a leader in their consolidation and integration strategy and led their US public offering. He was previously CFO at RELX plc (FTSE: RELX) and Owens Corning (NYSE: OC), and held a series of finance leadership roles at Shell. He has deep expertise in finance and governance and a proven track record in implementing back-office rationalisation, cost-reduction, and M&A integration. He currently holds non-executive directorships at Oshkosh Corporation (NYSE: OSK), where he is Chair of the Audit Committee, and also at Aleanna (ANNA) and Verde Clean Fuels (VGAS).

Duncan is a UK Chartered Management Accountant and holds an MBA from the Stanford Graduate School of Business and an MA from St John’s College, Cambridge.

The Company also announces that David Frear will be stepping down from the Board, effective 30 November 2026.

Thérèse Esperdy, Chair, said:

‘I am delighted to welcome Duncan to the Board as a Non-executive Director. His financial skills and transformation experience will greatly benefit the Board and support our management team as we execute our strategic plans, particularly in North America. I would also like to thank David for his commitment and valuable contributions to the Board, Remuneration and Nomination Committees over the last four years.’

Duncan will also become a member of the Audit Committee and the Nomination Committee.

There are no further details to be disclosed relating to Duncan Palmer under Section 6.4.8 of the UK Listing Rules.

Enquiries:

For further information, please contact:

Investors / Analysts:

Heather Wood, Rentokil Initial plc, +44 7808 098793

Jamie Lewis, Rentokil Initial plc, +44 7341 071944

Media:

Malcolm Padley, Rentokil Initial plc, +44 7788 978 199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 November 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary

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